JPF Securities Law, LLC
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December 19, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Mail Stop 4561
Washington, D.C.  20549

Attention: Barbara C. Jacobs,
      Assistant Director

Re: Information Systems Associates, Inc.
      Amendment No. 4 to Form SB-2
      File Number:  333-142429

Ladies and Gentlemen:

Thank you for your comment letter dated November 19, 2007 (the "Comment Letter") with respect to the above-captioned current report.  We have filed our Amendment to the referenced Registration Statement on Form SB-2/A (the “Registration Statement”) of Information Systems Associates, Inc. (the "Company"), which incorporate our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.
Please refer to prior comment 1 of our letter dated October 12, 2007.  Please update your disclosure regarding Comcast Communications for the nine-month period ended September 30, 2007. Please clarify that the consulting service agreement is for a two-year period, which began August 1, 2007.

Response 1: As requested, we updated our disclosure regarding Comcast Communications for the nine month period ended September 30, 2007 and clarified that we entered into consulting agreement with Comcast for a period of two years beginning on August 1, 2007.

2.	Please revise your registration statement to include updated financial statements and related consents. Refer to Item 310(g) of Regulation S-B.

Response 2: Updated financial statements for the nine months ending September 30, 2007 and 2006 are included in Amendment No. 4 to our Form SB-2 filing.

Financial Summary Information, page 6

3.
Please revise to correct the financial summary information for the periods ended June 30, 2007 and 2006. In this regard, the amounts on page 6 differ from your "Statements of Operations" on page 53. Revisions should also be made throughout your Form SB-2, including your Management's Discussion and Analysis, to reflect the revised interim information.

Response 3: The financial summary information for the periods ended June 30, 2007 and 2006 has been replaced with updated information for the periods ended September 30, 2007 and 2006.  Revisions have been made throughout our Form SB-2 to reflect the revised interim financial information provided in our current amendment.

Financial Statements - June 30. 2007 and 2006

Statements of Operations, page 53

4.	Please revise to provide separate earnings per share information for continuing operations and discontinued operations. See paragraph 37 of SFAS 128.

Response 4:  We have provided separate earnings per share information for continuing operations and discontinued operations in our Statements of Operations for the nine months ended September 30, 2007 and 2006, As requested.

Note 1 - Statement of Significant Accounting Policies (j)

Impairment of Long-Lived Assets, page 58

5.
Your disclosures on page 58 indicate that you assess long-lived assets for impairment in accordance with SFAS 121 however your disclosures on page 69 refer to SFAS 144. Please note that SFAS 121 is no longer applicable because it was superseded by SFAS 144. Please revise your disclosures accordingly.

Response 5: Our disclosure has been revised to reference SFAS 144 in our note on impairment of long-lived assets.

(l) Share-Based Payments, page 58

6.	We note that your disclosures continue to refer to the "close of market trading." Please revise.

Response 6: The note on share-based payments has been revised to indicate that “shares are valued using the most recent private sale of stock since the Company is not traded on a public market.”

(m) Recent Accounting Pronouncements, page 59

7.
Your disclosures on page 59 appear to indicate that you have not yet adopted SAB No. 108 as you disclose that SAB No. 108 "is not expected to have a material impact." However, we also note your disclosure on page 72 which indicates that you adopted SAB No. 108 in the year ended December 31, 2006. Please revise accordingly.

Response 7: We revised the note with regard to SAB No. 108 as follows:  “SAB No. 108 was adopted for the fiscal year ending December 31, 2006. The adoption of SAB No. 108 did not have a material impact on the Company’s results of operations or financial position.”

Financial Statements - December 31, 2006 and 2005

Note A - Summary of Significant Accounting Policies

Revenue Recognition, page 68

8.	Please revise your revenue recognition policy on page 68 so that it is consistent with your revised policy on page 56.

Response 8: The revenue recognition policy in the notes to audited financial statements for the years ended December 31, 2006 and 2005 has been revised so that it is consistent with the revenue recognition policy stated in the interim financial statements.

Share-Based Payments, page 70

9.
As previously requested, please tell us why it was appropriate to consistently value shares issued for services at the low end of the range that you have sold your stock. In this regard, we note that the fair value of shares issued for services was $0.05 when the indicated range was as high as $0.25.

Response 9: We valued the shares issued based on the last prior sales value. We used the valuation procedure since we were a private company and did not have a public market for our stock. All sales of stock at the higher range per share price were at a later date. In some cases, the sales were several months later.

Exhibits

10.       Please file an updated legality opinion.

Response 10: An updated legality opinion has been filed with our current amendment to Form S-B, as requested.

We hope you will find the above explanations useful in your review. Please let us know if you have further questions.

Sincerely,

/s/ Jared Febbroriello
Jared Febbroriello, Esq. LL.M.
JPF Securities Law, LLC